SEC FILE NUMBER 001-34180
CUSIP NUMBER 34385P108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Standard BioTools Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2 Tower Place, Suite 2000

Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Standard BioTools Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the time required to complete its financial closing procedures and finalize the adjustments necessary to reflect the disposal group as discontinued operations, relating to the Company entering into a stock purchase agreement at the end of the reporting period, on June 22, 2025, in connection with the announced sale of the Company’s wholly owned subsidiaries, SomaLogic, Inc., Sengenics Corporation LLC and Sengenics Corporation Pte Ltd. The Company currently expects to file its Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Special Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that involve risks and uncertainties, including statements regarding the Company’s expectation that it will timely file its Form 10-Q by the extended filing date pursuant to Rule 12b-25 and the Company's expectations regarding its financial performance. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the Company’s resources. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex Kim	(650)	266-6000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period the the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the explanation of the significant changes in results of operations from the corresponding period for the last fiscal year, please refer to Exhibit 99.1 to the Company’s Current Report on Form 8-K, furnished to the Securities and Exchange Commission on August

11, 2025, as set forth under the caption “Second Quarter 2025 Financial Results: Continuing Operations” and in the condensed consolidated statements of operations, balance sheets, and statements of cash flows included therein.

______________________________________________________________________________________________

Standard BioTools Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2025	By:	/s/ Alex Kim
Alex Kim Chief Financial Officer